For Immediate Release
October 16, 2003

SAP Reports 2003 Third Quarter and Nine Months Results

Company Reports Strong Software Revenues
Operating Income Increased 23% to €413 Million
U.S. Software Revenues Increased 35%

     WALLDORF — October 16, 2003 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the third quarter and nine months ended September 30, 2003.

Operational Performance

     Software revenues for the 2003 third quarter were €433 million (2002: €435 million), which was relatively flat compared to the third quarter of 2002. However, on a constant currency basis, software revenues were up 7% compared to last year.

     The Company believes that, based on software revenues, it continued to gain additional market share in the third quarter of 2003. On a rolling four quarter basis, the Company’s worldwide share of the market (defined as SAP and the four companies mentioned in footnote 2) based on software revenues was 57% at the end of the third quarter of 2003 compared to 55% at the end of the second quarter of 2003 and 48% at the end of the third quarter of 2002.

     For the third quarter of 2003, operating income increased 23% to €413 million (2002: € 336 million). Pro forma operating income(1), excluding stock-based compensation and

SAP Reports Preliminary 2003 Third Quarter and Nine Months Results

acquisition-related charges, increased 33% to €423 million (2002: €319 million). The operating margin for the third quarter of 2003 was up 5 percentage points to 25% compared to the third quarter of last year. The pro forma operating margin(1), before stock-based compensation and acquisition related charges, was up 7 percentage points to 26% compared to same period last year.

     Total revenues for the third quarter of 2003 were down 3% to €1.65 billion (2002: €1.70 billion). At constant currency rates, however, total revenues for the 2003 third quarter increased by 3% compared to the third quarter of 2002. Product revenues, which include software and maintenance revenues, for the third quarter were €1.1 billion (2002: €1.0 billion). Maintenance revenues were €655 million (2002: €603 million). Consulting and training revenues were €479 million (2002: €545 million) and €71 million (2002: €97 million), respectively.

     Net income for the third quarter of 2003 increased 25% to €252 million (2002: €202 million), or €0.81 per share (2002: €0.65 per share). Excluding stock-based compensation, acquisition-related charges and impairment-related charges, pro forma net income(1) for the third quarter of 2003 increased 26% to €260 million (2002: €207 million), or €0.84 per share (2002: €0.66 per share).

     The Company had 29,165 full-time equivalent employees at September 30, 2003. This represents an increase of 204 full-time equivalent employees since June 30, 2003.

SAP Reports Preliminary 2003 Third Quarter and Nine Months Results

Regional Performance

     For the third quarter of 2003, revenues in the Americas region were down 2% to €572 million (2002: €586 million). At constant currency rates, revenues in the Americas were up 11%. The Americas results were helped by strong software revenues in the U.S., which experienced better closure rates in the third quarter. U.S. software revenues increased 35% in the third quarter compared to the same period last year. At constant currency rates, software revenues in the U.S. rose 54%. On a rolling four quarter basis, the Company believes it continued to gain market share in the U.S. and strengthened its number one position as the largest business software vendor in terms of market share in the U.S. based on software revenues.(3) Third quarter revenues in the Europe, Middle East and Africa (EMEA) region decreased 4% to €877 million (2002: €913 million). Revenues in Germany decreased 4%. Most of Europe continued to face a tough economic environment. Revenues in the Asia-Pacific region (APA) for the third quarter of 2003 were flat at €203 million (2002: €203 million). At constant currency rates APA revenues increased 9%.

     “SAP delivered strong results despite a continued tough market environment,” said Henning Kagermann, Chief Executive Officer, SAP AG. “Our success was the result of excellent sales execution, particularly in the U.S., combined with a continued focus on improving operating efficiencies. At the same time, we remain committed to investing in strategic areas to help drive innovation and continue to create real value for our customers.”

SAP Reports Preliminary 2003 Third Quarter and Nine Months Results

Software Revenue by Solution

     For the third quarter of 2003, software revenues related to mySAP CRM (Customer Relationship Management) reached approximately €89 million, down 4% from the same period last year (€93 million) and represented 21% of total software revenues. The Company believes that it is now equal with its largest CRM competitor when measuring its CRM market share against its competitors on a rolling four quarter basis. SCM (Supply Chain Management) related third quarter 2003 software revenues totaled approximately €102 million, up 7% from the third quarter of 2002 (€95 million) and represented 23% of total software revenues. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

Nine Months Results

     For the nine months ended September 30, 2003, total revenues decreased 6% to €4.8 billion (2002: €5.1 billion). On a constant currency basis, total revenues for the first nine months increased 2% compared to the same period last year.

     For the first nine months of 2003, operating income increased 25% to €1.1 billion (2002: €842 million). Pro forma operating income,(1) excluding stock-based compensation and acquisition-related charges, for the 2003 nine month period increased 27% to €1.1 billion (2002: €881 million).

     For the 2003 nine month period, software revenues decreased 9% to €1.2 billion (2002: €1.3 billion). On a constant currency basis, software revenues for the nine month period decreased 1% compared to the same period last year. Consulting revenues for the 2003 nine

SAP Reports Preliminary 2003 Third Quarter and Nine Months Results

month period were €1.4 billion (2002: €1.6 billion) and training revenues were €223 million (2002: €322 million).

     Net income for the nine months ended September 30, 2003, increased 1,777% to €657 million (2002: €35 million), or €2.11 per share (2002: €0.11 per share). The respective 2002 net income included impairment charges posted in the second quarter related to the Commerce One write down of €297 million. Excluding stock-based compensation, acquisition-related charges and impairment-related charges, pro forma net income(1) for the 2003 nine month period increased 51% to €711 million (2002: €471 million), or €2.29 per share (2002: €1.50 per share).

     For the nine months ended September 30, 2003, total revenues in the EMEA region decreased 4% to €2.7 billion (2002: €2.8 billion). Revenues in the Americas declined 12% to €1.5 billion (2002: €1.8 billion) and in the APA region revenues were down 1% to €591 million (2002: €597 million). At constant currencies, however, sales in the Americas and APA were up 6% and 11% respectively.

     For the 2003 nine month period, the Company generated €899 million of free cash flow(1) (calculated as operating cash flow less capital expenditures, which were €142 million for the 2003 nine month period), and at September 30, 2003, the Company had €1.8 billion of liquid assets.

Outlook

     The Company has increased its target for pro forma operating margin, excluding stock-based compensation and acquisition-related charges. Previously, the Company expected its 2003 pro forma operating margin to be between 1 and 1.5 percentage points higher than the level

SAP Reports Preliminary 2003 Third Quarter and Nine Months Results

achieved in 2002. The Company now expects its 2003 pro forma operating margin to increase by approximately 2 percentage points compared to 2002. As a result of the expected improvement in the pro forma operating margin, SAP expects pro forma earnings per share for 2003, excluding stock-based compensation, acquisition-related charges and impairment-related charges, to be in the higher end of the range of its previously issued outlook of €3.45 per share to €3.60 per share.

Third Quarter Highlights

•	SAP continued to gain market share and win key competitive deals. Notable contracts in the third quarter include Brookshire Grocery Company, Medtronics Inc., and The Washington Post in the Americas region; Linde Gas, Portugal Telecom Group and the Czech Ministry of Agriculture in the EMEA region; Hyundai Motor Company, Japan Tobacco Inc., and Olympus Korea Co. Ltd., in the Asia/Pacific region.

•	SAP began shipping SAP® Master Data Management (SAP MDM), a new offering that enables companies to harmonize data across diverse applications and IT landscapes, solving the common problems generated by similar but different customer, product or vendor information stored across multiple systems.

•	SAP launched the “Powered by SAP NetWeaver” Initiative, a new program designed to empower SAP partners and independent software vendors (ISVs) with the SAP NetWeaver technology platform to build new business applications. The new program builds upon the already successful SAP NetWeaver Partner Initiative, with more than 200 partner companies participating.

•	SAP and Accenture signed an agreement to develop and deliver information technology (IT) solutions for banks and insurance companies worldwide. Together, the two companies will offer financial services companies expanded options for the delivery of IT products and services, including standard solutions, custom solutions and business process outsourcing.

SAP Reports Preliminary 2003 Third Quarter and Nine Months Results

•	SAP hosted its annual TechEd conferences in Las Vegas and Basel, Switzerland attracting more than 7,000 delegates and offered a variety of educational forums including lecture sessions, hands-on workshops and one-on-one expert discussions providing developers from companies of all sizes the opportunity to learn more about the innovations and latest technology developments at SAP.

•	SAP held its first European Innovation Congress outlining the cutting-edge technology innovations that will change the way companies do business in the near future. The congress served as a platform for SAP’s global research and development network including educators and globally recognized researchers, to discuss their applied research into next-generation technologies such as radio frequency identification technology (RFID), grid technology, Web services, security and voice-enabled portals. SAP also introduced the first SAP Innovation Report, illustrating the innovative concepts that have already become reality in SAP’s business solutions today and the company’s vision of the technologies that will drive its customers’ success in the future.

•	SAP realigned its development organization and created Business Solution Groups (BSGs) and Application Platform & Architecture (AP&A) group, to strengthen the ability of its development and industry business units to more effectively meet evolving and demanding customer needs, to improve agility and speed, and to provide SAP with an effective and coordinated platform for continuous innovation.

Conference Call/Webcast

     SAP senior management will host a conference call today at 3:00 PM (CET)/2:00 PM (GMT)/9:00 AM (Eastern)/6:00 AM (Pacific). The conference call will be web cast live at http://www.sap.com/investor and will be available for replay as well.

SAP Reports Preliminary 2003 Third Quarter and Nine Months Results

Footnotes

1)	The press release discloses certain financial measures, such as pro forma EBITDA, free cash flow, pro forma operating income, pro forma net income and pro forma EPS, that are considered non-GAAP financial measures. The non-GAAP measures included in our press release have been reconciled to the nearest GAAP measure as is required under SEC rules regarding the use of non-GAAP financial measures.

2)	Worldwide market share based on software revenues in U.S. dollars of i2 Technologies, Inc., Oracle Corporation, PeopleSoft, Inc. and Siebel Systems, Inc., who SAP considers to be its four largest competitors (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used).

3)	U.S. market share based on U.S. software revenues in U.S. dollars of i2 Technologies, Inc., Oracle Corporation, PeopleSoft, Inc. and Siebel Systems, Inc., who SAP considers to be its four largest competitors (for vendors that did not yet announce or pre-announce software revenues, analyst estimates were used and for some vendors, U.S. software revenues are estimated).

Revenue by Region (in € millions)
SAP Group

	Revenue	Revenue
	3Q 2003	3Q 2002	Change	% Change

Total	1,652	1,702	-50	-3%
- at constant currency rates				+3%
EMEA	877	913	-36	-4%
- at constant currency rates				-3%
Asia Pacific	203	203	0	0%
- at constant currency rates				+9%
Americas	572	586	-14	-2%
- at constant currency rates				+11%

Key figures at a glance (in € millions)
SAP Group

	3Q 2003	3Q 2002	Change	% Change

Revenues	1,652	1,702	-50	-3%
Software revenues	433	435	-2	0%
Income before taxes	425	298	+127	+43%
Net income	252	202	+50	+25%
Headcount, in FTE (Sept 30)	29,165	28,909	256	+1%

SAP Reports Preliminary 2003 Third Quarter and Nine Months Results

About SAP

SAP is the world’s leading provider of business software solutions. Through mySAP™ Business Suite, people in businesses around the globe are improving relationships with customers and partners, streamlining operations and achieving significant efficiencies throughout their supply chains. The unique core processes of various industries, from aerospace to utilities, are supported effectively by SAP’s 23 industry solution portfolios. Today, more than 20,500 customers in over 120 countries run more than 67,500 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Copyright © 2003 SAP AG
SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.
Other product or service names mentioned herein are the trademarks of their respective owners.

For more information, press only:

Herbert Heitmann, +49 6227 7-61137, herbert.heitmann@sap.com, CET
Laurie Doyle Kelly, +49 6227 7-61136, laurie.doyle.kelly@sap.com, CET
Markus Berner, +49 6227 7-42548, markus.berner@sap.com, CET

For more information, financial community only:

Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EDT

(Tables to follow)

SAP Reports Preliminary 2003 Third Quarter and Nine Months Results

Consolidated Income Statements
SAP Group 3. Quarter
(unaudited)

(in EUR millions)

			Change in
	2003	2002	%

Software revenue	433	435	0%
Maintenance revenue	655	603	9%
Product revenue	1,088	1,038	5%
Consulting revenue	479	545	-12%
Training revenue	71	97	-27%
Service revenue	550	642	-14%
Other revenue	14	22	-36%

Total revenue	1,652	1,702	-3%

Cost of product	-201	-199	1%
Cost of service	-413	-471	-12%
Research and development	-222	-195	14%
Sales and marketing	-328	-378	-13%
General and administration	-82	-85	-4%
Other income/expenses, net	7	-38	-118%

Total operating expense	-1,239	-1,366	-9%

Operating income	413	336	23%

Other non-operating income/ expenses, net	0	0	n/a
Financial income, net	12	-38	-132%

Income before income taxes	425	298	43%
Income taxes	-171	-100	71%
Minority interest	-2	-2	0%

Net income before extraordinary gain	252	196	29%

Extraordinary gain	0	6	-100%

Net income	252	202	25%

Basic earnings per share (in €)	0.81	0.65	25%

SAP Reports Preliminary 2003 Third Quarter and Nine Months Results

Consolidated Income Statements
SAP Group 3. Quarter
(unaudited)

additional information
(in EUR millions)

			Change in
	2003	2002	%

Pro forma EBITDA reconciliation:
Net income	252	202	25%

Extraordinary gain	0	-6	-100%
Net income before extraordinary gain	252	196	29%

Minority interest	2	2	0%
Income taxes	171	100	71%
Net income before income taxes	425	298	43%

Financial income, net	-12	38	-132%
Other non-operating income/expenses, net	0	0	n/a
Operating Income	413	336	23%

Depreciation & Amortization	51	54	-6%
Pro forma EBITDA(2)	464	390	19%
as a % of Sales	28%	23%

Pro forma operating income reconciliation:
Operating Income	413	336	23%

LTI/STAR	2	-29	-107%
Settlement of stock-based compensation programs	2	5	-60%
Total stock-based compensation	4	-24	-117%
Acquisition-related charges	6	7	-14%
Pro forma operating income excluding stock-based compensation & acquisition-related charges(1)	423	319	33%
as a % of Sales	26%	19%

SAP Reports Preliminary 2003 Third Quarter and Nine Months Results

Consolidated Income Statements
SAP Group 3. Quarter
(unaudited)

additional information
(in EUR millions)

			Change in
	2003	2002	%

Finance Income	12	-38	-132%

- thereof Impairment-related charges	-2	-20	-90%
Income before income taxes	425	298	43%

Income taxes	171	100	71%
Effective Tax Rate	40%	34%

Pro forma Net income reconciliation:
Net income	252	202	25%

Stock-based compensation, net of tax	2	-16	-113%
Acquisition-related charges, net of tax	4	4	0%
Impairment-related charges, net of tax	2	17	-88%
Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges(1)	260	207	26%

Pro forma EPS reconciliation:
Earnings per share (in €)	0.81	0.65	25%

Stock-based compensation	0.01	-0.05	-113%
Acquisition-related charges	0.01	0.01	0%
Impairment-related charges	0.01	0.05	-88%
Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)(1)	0.84	0.66	26%

Weighted average number of Shares (in thousands)	310,680	312,295	-1%

SAP Reports Preliminary 2003 Third Quarter and Nine Months Results

Consolidated Income Statements
SAP Group
(unaudited)

Nine months ended September 30,
(in EUR millions)

			Change in
	2003	2002	%

Software revenue	1,216	1,333	-9%
Maintenance revenue	1,896	1,795	6%
Product revenue	3,112	3,128	-1%
Consulting revenue	1,434	1,629	-12%
Training revenue	223	322	-31%
Service revenue	1,657	1,951	-15%
Other revenue	41	59	-31%

Total revenue	4,810	5,138	-6%
Cost of product	-574	-625	-8%
Cost of service	-1,257	-1,461	-14%
Research and development	-681	-648	5%
Sales and marketing	-993	-1,218	-18%
General and administration	-255	-296	-14%
Other income/expenses, net	1	-48	-102%
Total operating expense	-3,759	-4,296	-13%

Operating income	1,051	842	25%

Other non-operating income/ expenses, net	12	28	-57%
Financial income, net	20	-552	-104%
Income before income taxes	1,083	318	241%

Income taxes	-421	-285	48%
Minority interest	-5	-4	25%
Net income before extraordinary gain	657	29	2166%

Extraordinary gain	0	6	-100%
Net income	657	35	1777%

Basic EPS (in €)	2.11	0.11	1777%

SAP Reports Preliminary 2003 Third Quarter and Nine Months Results

Consolidated Income Statements
SAP Group
(unaudited)

Nine months ended September 30,
additional information
(in EUR millions)

			Change in
	2003	2002	%

Pro forma EBITDA reconciliation:
Net income	657	35	1777%

Extraordinary gain	0	-6	-100%
Net income before extraordinary gain	657	29	2166%

Minority interest	5	4	25%
Income taxes	421	285	48%
Net income before extraordinary gain	1,083	318	241%

Financial income, net	-20	552	-104%
Other non-operating income/expenses, net	-12	-28	-57%
Operating Income	1,051	842	25%

Depreciation & Amortization	153	165	-7%
Pro forma EBITDA(2)	1,204	1,007	20%
as a % of Sales	25%	20%

Pro forma operating income reconciliation:
Operating Income	1,051	842	25%

LTI/STAR	42	-7	-700%
Settlement of stock-based compensation programs	4	25	-84%
Stock-based compensation	46	18	156%
Acquisition-related charges	18	21	-14%
Pro forma operating income excluding stock-based compensation & acquisition-related charges(1)	1,115	881	27%
as a % of Sales	23%	17%

SAP Reports Preliminary 2003 Third Quarter and Nine Months Results

Consolidated Income Statements
SAP Group
(unaudited)

Nine months ended September 30,
additional information
(in EUR millions)

			Change in
	2003	2002	%

Finance Income	20	-552	-104%

- thereof Impairment-related charges	-14	-422	-97%
Income before income taxes	1,083	318	241%

Income taxes	421	285	48%
Effective Tax Rate	39%	90%

Pro forma Net income reconciliation:
Net income	657	35	1777%

Stock-based compensation, net of tax	29	11	161%
Acquisition-related charges, net of tax	11	12	-10%
Impairment-related charges, net of tax	14	413	-97%
Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges(1)	711	471	51%

Pro forma EPS reconciliation:
Earnings per share (in €)	2.11	0.11	1777%

Stock-based compensation	0.10	0.03	161%
Acquisition-related charges	0.04	0.04	-10%
Impairment-related charges	0.04	1.32	-97%
Pro forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)(1)	2.29	1.50	51%

Weighted average number of Shares (in thousands)	310,791	313,485

SAP Reports Preliminary 2003 Third Quarter and Nine Months Results

Consolidated Statements of Cash Flows
SAP Group (unaudited)

Nine months ended September 30,
(in EUR millions)

	2003	2002

Net income before minority interest	657	35

Minority interest	5	4
Net income	662	39
Depreciation and amortization	153	165
Gains/Losses on disposal of property, plant and equipment and marketable equity securities, net	-1	-4
Losses from equity investments, net	0	382
Write-downs of financial assets, net	8	121
Impacts of hedging	4	62
Change in accounts receivable and other assets	408	442
Change in deferred stock compensation	34	6
Change in reserves and liabilities	-454	-469
Change in deferred taxes	64	41
Change in other current assets	-23	16
Change in deferred income	186	231
Net cash provided by operating activities	1,041	1,032

Purchase of intangible assets and property, plant and equipment	-158	-222
Purchase of financial assets	-17	-37
Change in the scope of consolidation	0	1
Proceeds from disposal of fixed assets	20	35
Investment in Commerce One	0	-2
Change in liquid assets (maturities greater than 90 days) and marketable securities	-662	10	(1)
Net cash used in investing activities	-817	-215

Dividends paid	-186	-182
Purchase of treasury stock	-88	-250
Impacts of convertible bonds, net	7	6
Other changes to additional paid-in-capital	-3	-2
Proceeds from/Repayments of line of credit	9	-181
Effect of 2002 STAR-hedge	0	-43
Effect of 2003 STAR-hedge	-22	0
Net cash used in financing activities	-283	-652

Effect of foreign exchange rates on cash	-27	-138
Net change in cash and cash equivalents	-86	27	(1)

Cash and cash equivalents at the beginning of the period	1,122	755	(1)
Cash and cash equivalents at the end of the period	1,036	782	(1)

(1)	adjusted for restricted cash

SAP Reports Preliminary 2003 Third Quarter and Nine Months Results

Consolidated Balance Sheets
SAP Group (unaudited)

(in EUR millions)

ASSETS

			Change in
	09/30/2003	12/31/2002%

Intangible assets	403	441	-9%
Property, plant and equipment	1,016	1,034	-2%
Financial assets	177	164	8%

FIXED ASSETS	1,596	1,639	-3%
Accounts receivables	1,456	1,967	-26%
Inventories and other assets	418	275	52%
Liquid assets/Marketable securities	1,815	1,239	46%

CURRENT ASSETS	3,689	3,481	6%
DEFERRED TAXES	288	402	-28%
PREPAID EXPENSES	109	88	24%

TOTAL ASSETS	5,682	5,610	1%

SHAREHOLDERS’ EQUITY AND LIABILITIES

			Change in
	09/30/2003	12/31/2002%

SHAREHOLDERS’ EQUITY	3,248	2,872	13%
MINORITY INTEREST	56	56	0%
RESERVES AND ACCRUED LIABILITIES	1,269	1,562	-19%
OTHER LIABILITIES	561	758	-26%
DEFERRED INCOME	548	362	51%

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	5,682	5,610	1%

Days Sales Outstanding	78	87

SAP Reports Preliminary 2003 Third Quarter and Nine Months Results

Footnote(1):

SAP has provided information in 2002 and 2001 using pro forma measures on a consolidated basis and released guidance based on these measures for 2003. Management believes that those pro forma measures provide supplemental meaningful information to the investor to fully assess our financial performance of the core operations. Management excludes stock-based compensation expenses because we have no direct influence over the actual expense of these awards once we enter into Stock-Based Compensation Plans.

     Eliminated expenses in the pro forma measures are defined as follows:

•	Acquisition-related charges include amortization of intangible assets acquired in acquisitions.

•	Impairment-related charges include other than non-temporary impairment charges on minority equity investments.

•	Stock-based compensation includes expenses for stock-based compensation as defined under US GAAP (STAR and LTI 2000) as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions.

However these measures should be considered in addition to, and not as a substitute, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles. The pro forma measures used by us may be different from pro forma measures used by other companies.

Footnote(2):

     Management believes that pro forma EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. However these measures should be considered in addition to, and not as a substitute, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles.